SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-28772

                 Form 10-QSB for Period Ended: March 31, 2001

PART - I - Registrant Information


                         SALIENT CYBERTECH INC
          (Exact name of Registrant as specified in Charter)

    1999 Lincoln Drive, Suite 202, Sarasota, FL.                  34236
     (Address of Principal Executive Offices)                   (Zip Code)

                           (941) 953-6168
           Registrant's Telephone Number, including Area Code


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed.

(Check box if appropriate)

X       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X       (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The report on Form 10-QSB will be filed on or before May 21, 2001.

     The Company sold, on March 19, 2001, Futronix, Inc., a wholly owned Subsidiary, to Trident Systems International, Inc. The former owners of Futronix claimed that the sale was invalid, and that Futronix, Inc.
could rescind the original purchase of Futronix by Salient. Salient and Trident both maintain that the sale is a valid transaction, and Salient has commenced an action for a declaratory judgment affirming both its ownership of Futronix and the validity of the sale of Futronix to Trident. As a result of the pending litigation, more fully reported in a Current Report on Form 8-K filed on May 15, 2001, the financial data required to be filed in the quarterly report on Form 10-QSB was delayed in being produced by Futronix. As a result, the Company cannot complete its Report on Form 10-QSB in a timely fashion.


As a result of the foregoing, the March 31, 2001 quarterly report on Form 10-QSB for Salient Cybertech, Inc. is not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                Paul Sloan      (941) 953-6168

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               YES.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                NO.

Salient Cybertech, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: May 12, 2001        Salient Cybertech, Inc.


                                           /s/Paul Sloan/s/
                                           -----------------
                                           Paul Sloan, President